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Exhibit 12.1

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

		Years Ended December 31,
					1999 (Unaudited)
	2003	2002	2001	2000
(Loss) income before income taxes, discontinued operations and cumulative effect of change in accounting principle	$(1,832)	$(20,115)	$(7,362)	$(2,034)	$1,518
Interest expense (net of amounts capitalized)	1,757	1,789	1,437	1,043	736
Interest factor on rentals	160	168	232	176	90

Earnings available for fixed charges	85	(18,158)	(5,693)	(815)	2,344

Interest expense	1,776	1,830	1,624	1,148	763
Interest factor on rentals	160	168	232	176	90

Fixed charges	1,936	1,998	1,856	1,324	853

Ratio of earnings to fixed charges (coverage deficiency)(1)	$(1,851)	$(20,156)	$(7,549)	$(2,139)	2.75

(1)
For the years ended December 31, 2003, 2002, 2001 and 2000 the ratio of earnings to fixed charges was calculated as a negative ratio. As a result, disclosed above is the calculation of the coverage deficiency.

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  Exhibit 12.1
QWEST COMMUNICATIONS INTERNATIONAL INC. CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN MILLIONS)